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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          HARRIS AND HARRIS GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    413833104
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                                 (CUSIP Number)


                             Jonathan E. Rothschild
                                c/o Arterio, Inc.
                               1061-B Shary Circle
                                Concord, CA 94518
                                 (925) 827-2636
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                October 10, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 413833104                                            PAGE 2 OF 9 PAGES
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=====  =========================================================================
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Jonathan E. Rothschild
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[_]
                                                                     (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       PF + AF (See Item 3)
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)       [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-----  -------------------------------------------------------------------------
                7    SOLE VOTING POWER
                     570,243 (includes 158,400 shares owned indirectly through a wholly owned corporation and 66,400 shares owned indirectly through a profit sharing plan of that corporation)
  NUMBER OF   -----  -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH        0
  REPORTING   -----  -----------------------------------------------------------
   PERSON       9    SOLE DISPOSITIVE POWER
    WITH             570,243 (includes 158,400 shares owned indirectly through a wholly owned corporation and 66,400 shares owned indirectly through a profit sharing plan of that corporation)
              -----  -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       570,243 (includes 158,400 shares owned indirectly through a wholly owned corporation and 66,400 shares owned indirectly through a profit sharing plan of that corporation)
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.4%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       IN
=====  =========================================================================
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CUSIP No. 413833104                                            PAGE 3 OF 9 PAGES
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=====  =========================================================================
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Arterio, Inc.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[_]
                                                                     (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)       [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
-----  -------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     158,400
  NUMBER OF   -----  -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH        0
  REPORTING   -----  -----------------------------------------------------------
   PERSON       9    SOLE DISPOSITIVE POWER
    WITH
                     158,400
              -----  -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       158,400
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
=====  =========================================================================
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CUSIP No. 413833104                                            PAGE 4 OF 9 PAGES
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=====  =========================================================================
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Arterio, Inc. Profit Sharing Plan
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[_]
                                                                     (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)       [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California
-----  -------------------------------------------------------------------------
                7    SOLE VOTING POWER

                     66,400
  NUMBER OF   -----  -----------------------------------------------------------
   SHARES       8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH        0
  REPORTING   -----  -----------------------------------------------------------
   PERSON       9    SOLE DISPOSITIVE POWER
    WITH
                     66,400
              -----  -----------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       66,400
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       EP
=====  =========================================================================

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CUSIP No. 413833104                                            PAGE 5 OF 9 PAGES
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Item 1.  Security and Issuer:
         --------------------
         Common Stock, par value $.01 per share

         Harris and Harris Group, Inc.
         One Rockefeller Plaza
         Rockefeller Center
         New York, NY  10020


Item 2.  Identity and Background:
         ------------------------

         (a) This statement is filed on behalf of Mr. Jonathan E. Rothschild, Arterio, Inc., and Arterio, Inc. Profit Sharing Plan (collectively, the "Reporting Parties").

         (b) Mr. Rothschild's address is 111 Briney Avenue, #2509, Pompano Beach, FL 33062 and the address for Arterio, Inc., and Arterio, Inc. Profit Sharing Plan is 1061-B Shary Circle, Concord, CA 94518.

         (c) Mr. Rothschild is a private investor and president and sole owner of Arterio, Inc.1, a California corporation. Arterio, Inc. is a distributor of nutritional supplements.

         (d) The Reporting Parties, and their respective officers, directors, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties, and their respective officers, directors, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Mr. Rothschild is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Mr. Rothschild used his personal funds to purchase 345,443 shares for an aggregate purchase price of approximately $1,689,216. Arterio, Inc. used working capital to purchase 158,400 shares for an aggregate purchase price of approximately $774,576. Arterio, Inc. Profit Sharing Plan used its general funds to purchase 66,400 shares for an aggregate purchase of approximately $324,696.
----------------
         (1) Mr. Rothschild is the sole owner, director and executive officer of Arterio, Inc. and the trustee of the Arterio, Inc. Profit Sharing Plan, and in such capacities has full control over such Reporting Persons.
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CUSIP No. 413833104                                            PAGE 6 OF 9 PAGES
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Item 4.  Purpose of Transaction:
         -----------------------
         The Reporting Parties acquired the shares of Common Stock of the Issuer as an investment in the Issuer.

         On April 26, 2002, the Issuer filed a Form N-2 Registration Statement under the Securities Act of 1933 for a rights offering to be made by the Issuer pursuant to which the Issuer will allow its existing shareholders to subscribe for one share of Common Stock of the Issuer for each three shares owned by the shareholders on June 14, 2002, at a purchase price of $2.25 per share (the "Rights Offering"). The Reporting Parties presently intend to exercise their rights to purchase a portion of the shares to be offered to them pursuant to the Rights Offering, after the Rights Offering commences. The exact number of shares to be purchased by the Reporting Persons in the Rights Offering is undetermined at this date.

         Although the Reporting Parties have not formulated any further definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate.

         Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer:
         -------------------------------------
         (a) As of June 7, 2002, the Reporting Parties beneficially owned 570,243 shares or 6.4% of the Issuer's outstanding common stock as follows:

                                                         Amount
                                                      Beneficially
                                                         Owned           Percent
                                                     --------------      -------
              Mr. Rothschild                         570,243 shares        6.4%
              Arterio, Inc.                          158,400 shares        1.8%
              Arterio, Inc. Profit Sharing Plan       66,400 shares        0.7%

         (b) Mr. Rothschild holds the power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this
Schedule 13D owned by himself and each of Arterio, Inc. and Arterio, Inc. Profit Sharing Plan.

         (c) On April 29, 2002, Mr. Rothschild purchased 300 shares in an open market transaction at a price of $3.41 per share. The following sales were made in open market transactions by Mr. Rothschild during the sixty days prior to
June 7, 2002:
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CUSIP No. 413833104                                            PAGE 7 OF 9 PAGES
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          Date                  No. of Shares Sold              Price Per Share
         -------                ------------------              ---------------
         4/9/02                        300                          $4.60
         4/10/02                       800                          $4.41
         4/11/02                       900                          $4.26
         4/12/02                       300                          $4.10
         4/15/02                       300                          $4.18
         4/16/02                       400                          $4.32
         4/18/02                       800                          $4.46
         4/19/02                       300                          $4.73
         4/22/02                       600                          $4.68
         4/23/02                       300                          $4.34
         4/24/02                      1000                          $4.16
         4/25/02                       400                          $4.06
         4/26/02                      1300                          $3.81
         5/10/02                       900                          $3.89
         5/13/02                       100                          $3.93
         5/16/02                       600                          $3.83
         5/20/02                       700                          $3.96
         5/21/02                       600                          $4.21
         5/22/02                       600                          $4.02
         5/23/02                       300                          $4.09
         5/24/02                       700                          $4.03
         5/28/02                       300                          $3.90

         On April 29, 2002, Arterio, Inc. purchased 300 shares in an open market transaction at a price of $3.33 per share. The following sales were made in open market transactions by Arterio, Inc., during the sixty days prior to June 7, 2002:

         Date                   No. of Shares Sold             Price Per Share
         -------                ------------------             ---------------
         4/10/02                       800                          $4.41
         4/11/02                       900                          $4.25
         4/12/02                       300                          $4.11
         4/15/02                       300                          $4.08
         4/16/02                       700                          $4.38
         4/18/02                       400                          $4.50
         4/19/02                       700                          $4.74
         4/22/02                       300                          $4.67
         4/23/02                       300                          $4.40
         4/24/02                       500                          $4.09
         4/25/02                       600                          $4.08
         4/26/02                      1000                          $3.70
         5/10/02                      2500                          $3.97
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CUSIP No. 413833104                                            PAGE 8 OF 9 PAGES
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         5/16/02                       300                          $3.79
         5/20/02                       700                          $3.92
         5/21/02                       600                          $4.21
         5/22/02                       600                          $4.02
         5/24/02                       600                          $4.03
         5/28/02                       300                          $3.90
         5/29/02                       300                          $3.80


         On April 29, 2002, Arterio, Inc. Profit Sharing Plan purchased 800 shares in an open market transaction at a price of $3.29 per share. The following sales were made in open market transactions by Arterio, Inc. Profit Sharing Plan during the sixty days prior to June 7, 2002:

          Date                  No. of Shares Sold             Price Per Share
         -------                ------------------             ---------------
         4/10/02                       400                          $4.43
         4/11/02                       900                          $4.25
         4/12/02                       300                          $4.11
         4/16/02                       400                          $4.32
         4/18/02                       300                          $4.46
         4/19/02                       600                          $4.74
         4/22/02                       300                          $4.67
         4/23/02                       300                          $4.41
         4/25/02                       400                          $4.06
         4/26/02                      1000                          $3.72
         5/10/02                      1200                          $3.93
         5/16/02                       300                          $3.86
         5/20/02                       300                          $3.95
         5/21/02                       300                          $4.23
         5/22/02                       200                          $4.14
         5/24/02                       300                          $4.02
         5/28/02                       300                          $3.90

         (d)  Not applicable.

         (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         --------------------------------------------------------------------
         to Securities of the Issuer:
         ----------------------------
         None.


Item 7.  Material to be Filed as Exhibits
         --------------------------------
         Not applicable.
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CUSIP No. 413833104                                            PAGE 9 OF 9 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.


Date:  June 10, 2002                       /s/ Jonathan E. Rothschild
                                           --------------------------
                                           Jonathan E. Rothschild



                                           ARTERIO, INC.

                                           By: /s/ Jonathan E. Rothschild
                                               ---------------------------------
                                               Name: Jonathan E. Rothschild
                                               Title: President


                                           /s/ Jonathan E. Rothschild
                                           ---------------------------------
                                           Jonathan E. Rothschild, Trustee
                                           Arterio, Inc. Profit Sharing Plan